BB 3/5



02003342

D STATES
XCHANGE COMMISSION
on, D.C. 20549

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SEC FILE NUMBER
8-49262


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2002
WASH D.C.
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kibble & Prentice Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Plaza 600 Building
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Craig Stuart — 206-441-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Bissett, CPA
(Name — *if individual, state last, first, middle name*)

P.O. BOX 33251	Seattle		98133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, F. Craig Stuart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kibble & Prentice, Financial, Inc., as of December 31, 2001, 19xx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

F. Criag Stuart, Treasurer



Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

February 28, 2002

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Kibble & Prentice Financial, Inc.
Seattle, Washington

I have audited the financial statements of Kibble & Prentice Financial, Inc. (a Washington corporation), as of and for the year ended December 31, 2001 and have issued my report thereon dated February 28, 2002.

I conducted my audit in accordance with generally accepted auditing standards and certain rules of the Securities Exchange Act of 1934, specifically Rule 17a-5, Rule 17a-3(a)11 and Rule 15C3-3. Those standards and rules require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statement of Kibble & Prentice Financial Inc., for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Kibble & Prentice Financial, Inc., is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and , accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weakness as defined above. No material weaknesses were found to exist.

ACCOUNTING & AUDITING • BUSINESS & INDIVIDUAL TAXES • SOFTWARE & HARDWARE
(425) 821-6040 • (425) 391-9525 • FAX (425) 881-3975 • E-Mail RBE 0002 @AOL.com



Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements. However, this report is a matter of public record and its distribution is not limited.

Ronald Bissett, CPA
Seattle, Washington

ACCOUNTING & AUDITING • BUSINESS & INDIVIDUAL TAXES • SOFTWARE & HARDWARE
(425) 821-6040 • (425) 391-9525 • FAX (425) 881-3975 • E-Mail RBE 0002 @AOL.com


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH, D.C.
SECTION

KIBBLE & PRENTICE FINANCIAL, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITOR'S REPORT ON FINANACIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

KIBBLE & PRENTICE FINANCIAL, INC.

YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

SECTION I

SECTION II



Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

February 28, 2002

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kibble & Prentice Financial, Inc.
Seattle, Washington

I have audited the accompanying balance sheets of Kibble & Prentice Financial, Inc., (a Washington corporation), as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kibble & Prentice Financial, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Ronald Bissett, CPA
Seattle, Washington

KIBBLE & PRENTICE FINANCIAL, INC.

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$9,202	$27,994
Total current assets	9,202	27,994
DUE FROM AFFILIATE	425	6,730
FIXED ASSETS		
Equipment	5,788	5,788
Less Accumulative Depreciation	(4,825)	(4,224)
Total fixed assets	963	1,564
TOTAL	$10,590	$ 36,288

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Taxes payable	$1,508	$1,932
Other payables	482	2,188
Total current liabilities	1,990	4,120
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 1,000,000 shares authorized, issued and outstanding 250,000 shares in 2001; 200,000 shares in 2000	2,500	2,000
Paid in capital	247,500	198,000
Retained earnings (deficit)	(241,400)	(167,832)
Total stockholders' equity	8,600	32,168
TOTAL	$10,599	$ 36,288

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES	$100,511	$128,800
SALARY EXPENSES	141,846	147,171
COSTS AND EXPENSES	36,535	55,388
OPERATING INCOME (LOSS)	(77,870)	(73,759)
OTHER INCOME		
Interest	4,302	3,732
Total other income	4,302	3,732
INCOME (LOSS) BEFORE INCOME TAXES	(73,568)	(70,027)
PROVISION FOR FEDERAL INCOME TAX		
NET INCOME (LOSS)	($73,568)	($70,027)

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	NUMBER OF SHARES	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE FEBRUARY 9, 1996	50,000	$ 500	$ 49,500	$	$ 50,000
Net income (loss)				(8,604)	(8,604)
BALANCE DECEMBER 31, 1996	50,000	500	49,500	(8,604)	41,396
Sale of stock:					
September 7, 1997	37,500	375	37,125		37,500
December 3, 1997	37,500	375	37,125		37,500
Total	75,000	750	74,250		75,000
Net income (loss)				(64,369)	(64,389)
BALANCE DECEMBER 31, 1997	125,000	1,250	123,750	(72,993)	52,007
Sale of stock:					
	37,500	375	37,125		37,500
March 1, 1998	37,500	375	37,125		37,500
June 1, 1998	75,000	750	74,250		75,000
Net income (loss)				(40,657)	(40,657)
BALANCE DECEMBER 31, 1998	200,000	2,000	198,000	(113,650)	86,350
Net income (loss)				15,845	15,845
BALANCE DECEMBER 31, 1999	200,000	2,000	198,000	(97,805)	102,195
Net income (loss)				(70,027)	(70,027)
BALANCE DECEMBER 31, 2000	200,000	2,000	198,000	167,832	32,168
Date: June 30, 2001	50,000	500	49,500		50,000
Net Income (Loss)				(73,568)	(73,568)
BALANCE DECEMBER 31, 2001	250,000	$2,500	$ 247,500	($241,400)	$8,600

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	($73,568)	($70,027)
Non-cash expenses, revenues, losses, and gains included in income:		
Depreciation	601	1,609
(Increase) Decrease in due from affiliate	6,305	(6,730)
Increase (Decrease) in taxes payable	(424)	(903)
Increase (Decrease) in other payables	(1,706)	2,188
Net cash flows from operating activities	(68,792)	(73,863)
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment and furniture		
Net cash provided (used) by investing activities		
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock	500	
Increase in paid capital	49,500	
Net cash provided by financing activities	50,000	
NET INCREASE (DECREASE) IN CASH	(18,772)	(73,863)
CASH – BEGINNING OF YEAR	27,994	101,857
CASH – END OF YEAR	$9,202	$27,994

See auditor's report and notes to financial statements

KIBBLE & PRENTICE FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 and 2000

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Kibble & Prentice Financial, Inc., (the Company) is a Washington corporation. The Company was incorporated on February 9, 1996. It is a registered broker/dealer with the Securities and Exchange Commission. The Company acts as a broker/dealer in private placements including, but not limited to, clients of Kibble & Prentice Financial, Inc. The Company currently uses the accrual basis of accounting for financial reporting and for income tax purposes. The Internal Revenue Service granted the Company S corporation status effective April 5, 1996 and therefore no provision for income tax has been provided.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash.

The carrying amounts of financial instruments including cash and accrued liabilities approximated fair value because of the immediate or short-term maturity of these instrument. The difference between the carrying amount and fair value of the Company's long term debt is not significant.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND EXPENSE RECOGNITION

The Company expects to receive fees from private placements.

OPERATING LEASES

The Company has no operating leases. Refer to note for Related Party Transactions for expenses relating to office expense, utilities, etc.

KIBBLE & PRENTICE FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

(continued)

DEPRECIATION

The company uses straight line depreciation methods to depreciate furniture and computer equipment over their useful life, which are generally, three to five years.

RELATED PARTY TRANSACTIONS

The Company has an agreement with Kibble &Prentice Inc., (a related party) whereby certain shared expenses incurred on behalf of Kibble & Prentice Financial, Inc., may be paid by Kibble & Prentice, Inc., and the Company is not obligated to repay those expenses.

The officers and directors in Kibble & Prentice Financial, Inc., are principals in Kibble & Prentice, Inc., Kibble & Prentice, Inc. and Kibble & Prentice Financial, Inc., are located in the same office space and the agreement with the Company relates to the Company's share of office space, utilities and supplies. Transactions between the Company and Kibble & Prentice, Inc., are not purported to be at arms-length. For the years ended December 31, 2001 and 2000 related party transactions were $18,063 and $23,586 respectively.

REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission net capital rules, which require the maintenance of a $5,000 minimum net capital and a ratio of aggregate indebtedness to net capital of not more than 8 to 1. As of December 31, 2001 and 2000, the Company's net capital was $8,719 and $32,873 respectively. The Company's aggregate indebtedness to net capital was .00 to 1 at December 31, 2001 and 2000.

The Company carries no customer accounts or any securities or borrowings against or for such accounts, as defined in Rule 15(c) 3-3. Therefore, the computation of reserve requirements, as well as information relating to possession and control is not applicable to the Company as of December 31, 2001 and 2000.

The SIPC has suspended the assessment provided for in Section 4(d) (1) of the Securities Investor Protection Act of 1970. Therefore, no supplement report on the status of the membership of the Company in the SIPC is required to be filed pursuant to Regulation 240.17a-5(e) (4).

The Company has no liabilities subordinated to claims of general creditors.

ESCROW ACCOUNT

The Company maintains an escrow account for the convenience of its clients to hold escrow funds for underwritings. The account had a balance of -0- at December 31, 2001.

SECTION III

KIBBLE & PRENTICE FINANCIAL, INC.

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000



Ronald Bissett, CPA
CERTIFIED PUBLIC ACCOUNTANT
Post Office Box 33251 Seattle, WA 98133

February 28, 2002

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Kibble & Prentice Financial, Inc.
Seattle, Washington

My report on my audit of the basic financial statements of Kibble & Prentice Financial, Inc., for December 31, 2001 appears in Section II. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital pursuant to Rule 15c3-1 and the reconciliation of Net Capital with Most Recent Report (Form X-17a-5, Part 11A) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ronald Bissett, CPA
Seattle, Washington

KIBBLE & PRENTICE FINANCIAL, INC.

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT RULE 15c3-1	2001	2000
TOTAL STOCKHOLDERS' EQUITY	$8,600	$32,168
Less		
Deductions for non-allowable assets, net	963	1,564
Haircuts on securities	0	-0-
	963	1,564
NET CAPITAL	$7,637	$30,604

SCHEDULE II

RECONCILIATION OF NET CAPITAL WITH MOST RECENT REPORT

NET CAPITAL PER FINANCIAL STATEMENTS	$8,600	$32,168
Increase in haircut deduction	-0-	-0-
Increase in deduction for noon-allowable assets, net	-0-	-0-
	8,600	32,168
Changes to assets and liabilities on Form X-17A-5, Part IIA		
Additional deduction for non-allowable assets	1,388	1,608
Understatement (overstatement) of cash	-0-	-0-
Overstatement (understatement) of receivables	-0-	-0-
Overstatement (understatement) of other assets	-0-	-0-
Understatement (overstatement) of accounts payable and accrued liabilities	1,507	(903)
Understatement (overstatement) of commissions payable	-0-	-0-
		705
NET CAPITAL PER FORM X-17a-5, Part IIA	$8,719	$32,873

See auditor's report and notes to financial statements